UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HCI Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 672 – 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CB SNOWBIRD HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 498,918
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 498,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,918*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Giving effect to the Transactions (as defined herein), reflects 450,000 shares of common stock, no par value per share (the “Common Stock”) of HCI Group, Inc. (the “Issuer”) issuable upon the conversion of the Warrant (as defined herein) of the Issuer and 56,516 shares of Common Stock, each reported herein acquired by CB Snowbird Holdings, L.P. (“CB Snowbird”), of which Warrant and shares of Common Stock CB Snowbird has shared voting and dispositive power over 98.5%, or 443,250 Warrant and 55,668 shares of Common Stock.

**

The calculation is based on the 10,478,638 shares of Common Stock of the Issuer outstanding, giving effect to the Transactions, which includes (i) per the Issuer, 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024, (ii) 55,668 shares of Common Stock and (iii) 443,250 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 498,918
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 498,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,918*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Giving effect to the Transactions, reflects 450,000 shares of Common Stock of Issuer issuable upon the conversion of the Warrant of the Issuer and 56,516 shares of Common Stock, each reported herein acquired by CB Snowbird, of which Warrant and shares of Common Stock CB Snowbird has shared voting and dispositive power over 98.5%, or 443,250 Warrant and 55,668 shares of Common Stock.

**

The calculation is based on the 10,478,638 shares of Common Stock of the Issuer outstanding, giving effect to the Transactions, which includes (i) per the Issuer, 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024, (ii) 55,668 shares of Common Stock and (iii) 443,250 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 498,918
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 498,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,918*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Giving effect to the Transactions, reflects 450,000 shares of Common Stock of Issuer issuable upon the conversion of the Warrant of the Issuer and 56,516 shares of Common Stock, each reported herein acquired by CB Snowbird, of which Warrant and shares of Common Stock CB Snowbird has shared voting and dispositive power over 98.5%, or 443,250 Warrant and 55,668 shares of Common Stock.

**

The calculation is based on the 10,478,638 shares of Common Stock of the Issuer outstanding, giving effect to the Transactions, which includes (i) per the Issuer, 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024, (ii) 55,668 shares of Common Stock and (iii) 443,250 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III CAYMAN GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 498,918
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 498,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,918*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

Giving effect to the Transactions, reflects 450,000 shares of Common Stock of Issuer issuable upon the conversion of the Warrant of the Issuer and 56,516 shares of Common Stock, each reported herein acquired by CB Snowbird, of which Warrant and shares of Common Stock CB Snowbird has shared voting and dispositive power over 98.5%, or 443,250 Warrant and 55,668 shares of Common Stock.

**

The calculation is based on the 10,478,638 shares of Common Stock of the Issuer outstanding, giving effect to the Transactions, which includes (i) per the Issuer, 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024, (ii) 55,668 shares of Common Stock and (iii) 443,250 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY H. ARONSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 498,918
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 498,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,918*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

Giving effect to the Transactions, reflects 450,000 shares of Common Stock of Issuer issuable upon the conversion of the Warrant of the Issuer and 56,516 shares of Common Stock, each reported herein acquired by CB Snowbird, of which Warrant and shares of Common Stock CB Snowbird has shared voting and dispositive power over 98.5%, or 443,250 Warrant and 55,668 shares of Common Stock.

**

The calculation is based on the 10,478,638 shares of Common Stock of the Issuer outstanding, giving effect to the Transactions, which includes (i) per the Issuer, 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024, (ii) 55,668 shares of Common Stock and (iii) 443,250 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant.

Item 1.	Security and Issuer.

This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on March 8, 2021, as amended by Amendment No. 1 filed by the undersigned on January 24, 2024 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”) and relates to the shares of common stock, no par value (“Common Stock”), of HCI Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3802 Coconut Palm Drive, Tampa, FL 33619. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 2 is hereby amended and supplemented as follows:

On March 11, 2024, CB Snowbird exercised 300,000 Warrants on a cashless basis for 155,049 shares of Common Stock, which were delivered on March 13, 2024.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) of Amendment No. 2 is hereby amended and restated as follows:

(a) As described in Item 4, as of the close of business on March 15, 2024, the Reporting Persons may be deemed the beneficial owners of an aggregate of 498,918 shares of Common Stock issuable upon the exercise of the Warrant, representing approximately 4.76% of the Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 9,979,720 shares of Common Stock of the Issuer outstanding as of March 1, 2024, based on the Issuer’s Annual Report on Form 10-K, filed on March 8, 2024.

(c) On March 13 and March 14, 2024, CB Snowbird placed two sale orders of 54,845 and 13,088 shares of Common Stock, respectively, at a price of $111.4572 and $113.0554 per share, respectively, which are expected to close on March 18, 2024, for the aggregate price of approximately $7.6 million, each pursuant to a brokers’ transactions (the “March 13 and 14 Sales”). On March 14, 2024, CB Snowbird placed two sale orders of 15,000 and 15,600 shares of Common Stock, respectively, at a price of $111.000 and $111.0632 per share, respectively, which are scheduled to close on March 18, 2024, for the aggregate price of approximately $3.4 million, each pursuant to a brokers’ transactions (the “March 15 Sales” and, together with the March 13 and 14 Sales, the “Transactions”). Except as otherwise set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock since the filing of Amendment No. 1.

(e) Giving effect to the Transactions, as of March 15, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB SNOWBIRD HOLDINGS, L.P.

By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson